May 1, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Lauren Hamilton

Re:	Highland Funds I (File No. 811-21866)

Ms. Hamilton:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Funds I (the "Trust") in telephone conversations on December 3, 2019 and February 11, 2020. The SEC staff ("Staff") comments provided relate to the annual report of the Trust as of June 30, 2019 filed on Form N-CSR (the "Report"). SEI provides the Trust with administrative and accounting services and submits these responses on behalf of the Trust.

We have reproduced the substance of your comments below, followed by the Trust's responses.

SEC Comment 1. Under the "Growth of Hypothetical $10,000 Investment" table of the Long/Short Equity Fund, include an explanation that Acquired Fund Fees and Expenses are not included in calculating total gross operating expenses and total net operating expenses. Please make this change for all funds where applicable.

Response: As requested, the Trust undertakes to include an additional explanation in the annual report that Acquired Fund Fees and Expenses are not included in calculating total gross operating expenses and total net operating expenses for any applicable funds. Historically, the Fund has not detailed Acquired Fund Fees and Expenses for total gross operating expenses and total net operating expenses in the annual report because disclosure is included in the prospectus section where Acquired Fund Fees and Expense are presented as a footnote to the Annual Fund Operating Expenses line item:

"Total Annual Fund Operating Expenses differ from the ratios of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses."

SEC Comment 2. In the "Financial Highlights" of Long/Short Equity Fund Class Z, gross operating expenses are listed at 3.99% and net operating expenses are listed at 2.71%. The Staff notes that the Report states that the investment adviser to Long/Short Equity Fund has contractually agreed to waive 1.25% of its advisory fee. Please explain the additional 0.03% that is waived to arrive at 2.71%. In particular, please confirm the 0.03% acquired fund fees and expenses listed in this fund's prospectus is not being waived. Please make any changes in response to this comment for all funds where applicable.

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Response: The Registrant confirms the Long/Short Equity Fund is not waiving acquired fund fees and expenses. However, the investment adviser is voluntarily electing to waive advisory fees attributable to the Fund's investments in affiliated funds to avoid duplication of fees. Highland Merger Arbitrage Fund (HMEZX), an affiliate of Long/Short Equity Fund, is currently a position held within the Long/Short Equity Fund. The investment adviser has elected to voluntarily waive additional fees on this investment, which resulted in an additional waiver of approximately 0.03% and overall reduced fees to investors.

SEC Comment 3. The Staff notes that the Long/Short Equity Fund is listed as non-diversified, but appears to be operating as a diversified fund. If the Fund has operated as a diversified fund for more than three continuous years, please remove all references to the Fund as non-diversified and confirm that shareholder approval would be required prior to any change back to a non-diversified fund. Please make any changes in response to this comment for all funds where applicable.

Response: The Long/Short Equity Fund has not operated as a diversified fund for more than three continuous years and accordingly the Fund will not make the requested disclosure changes. Although the Fund did not have positions greater than 5% as of June 30, 2019, the fund held multiple positions greater than 5% during the prior year. As of June 30, 2018, three investments constituted greater than 5% of the Fund's net assets, therefore the Fund is still considered a non-diversified fund as of June 30, 2019. The Trust has additionally confirmed that all other Funds listed as non-diversified in the prospectus are still considered non-diversified.

SEC Comment 4. Please confirm Merger Arbitrage Fund has complied with shareholder notice requirements under Rule 19a-1 under the Investment Company Act of 1940, as amended (the "1940 Act") in connection with returns of capital.

Response: The Registrant confirms the Merger Arbitrage Fund has complied with the shareholder notice requirements under Rule 19a-1 under the 1940 Act. At the time of distribution on December 20, 2018, the Merger Arbitrage Fund did not have a return of capital for GAAP purposes, therefore the Fund was not required to post a shareholder notice under the Rule 19a-1. The return of capital in the June 30, 2019 annual report was a result of tax reclassifications that arose post-distribution during the year-end financial reporting process.

SEC Comment 5. In the "Financial Highlights" of Highland/iBoxx Senior Loan ETF ("SNLN"), net operating expenses are listed at 0.61%. The Staff notes that the Annual Report states that the investment adviser to Highland/iBoxx Senior Loan ETF has contractually agreed to limit the total annual operating expenses (exclusive of taxes, brokerage commissions and other transaction costs, acquired fund fees and expenses and extraordinary expenses) of the Fund to 0.55%. Please confirm the accuracy of the 0.61% net operating expenses figure and explain how the expense limit is calculated.

Response: The Registrant confirms the 0.61% net operating expenses figure. Per the SNLN prospectus:

"Highland Capital Management Fund Advisors, L.P. ("HCMFA" or the "Adviser") has contractually agreed to limit the total annual operating expenses (exclusive of taxes, brokerage commissions and other transaction costs, acquired fund fees and expenses and extraordinary expenses (collectively, the "Excluded Expenses")) of the Fund to 0.55% of average daily net assets of the Fund."

Highland/iBoxx Senior Loan ETF has entered into Expedited Settlement Agreements (see Note 4 of the 6/30 annual report) with transaction costs that qualify as an Excluded Expense. These Expedited Settlement Agreements result in an additional 0.06% in operating expenses excluded from the Expense Cap, which results in total annual operating expenses of 0.61%.

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SEC Comment 6. The Staff notes that the principal risks in the Fund's summary prospectus appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response: In connection with the Fund's annual update to its prospectus dated October 31, 2019, the Registrant re-ordered each of the Funds' summary prospectus risk disclosure sections to prioritize the risks that are most likely to adversely affect each Fund's net asset value, yield and total return. The remaining risks are alphabetized.

SEC Comment 7. In the "Report of Independent Registered Public Accounting Firm," please confirm the reference to 2015 in the below disclosure:

"We have audited the accompanying statements of assets and liabilities, including the investment portfolios, of Highland Long/Short Equity Fund, Highland Long/Short Healthcare Fund, Highland Merger Arbitrage Fund, and Highland Opportunistic Credit Fund (four of the funds constituting Highland Funds I, hereafter collectively referred to as the "Funds") as of June 30, 2019, the related statements of operations and changes in net assets for the year then ended, the statements of cash flows for Highland Long/Short Equity Fund and Highland Merger Arbitrage Fund for the year ended June 30, 2019, including the related notes, the financial highlights for the year ended June 30, 2019 and the financial highlights of Highland Long/Short Equity Fund, Highland Long/Short Healthcare Fund and Highland Opportunistic Credit Fund for the year ended June 30, 2015 (collectively referred to as the "financial statements")."

Response: The Registrant confirms the accuracy of the disclosure. PricewaterhouseCoopers served as the Funds' auditor for years ended June 30, 2019 and June 30, 2015. Another auditor performed the Funds' audit for years ended June 30, 2018, June 30, 2017, and June 30, 2016.

SEC Comment 8. Please confirm the $54,179 receivable in the "Statement of Assets and Liabilities" of Opportunistic Credit Fund listed as "Investment advisory and administration fees" has been settled since the date of the Report.

Response: The Registrant confirms settlement of the receivable. HCMFA completed payment to the Fund in July 2019.

SEC Comment 9. Please confirm whether Highland/iBoxx Senior Loan ETF has any unfunded positions. If so, please include appropriate disclosure that meets the criteria in ASC 820-10-50-6A.

Response: The Registrant confirms that the Fund does not have any unfunded positions as of June 30, 2019. The Registrant undertakes to include additional disclosure in the annual report pursuant to ASC 820-10-50-6A, as necessary.

SEC Comment 10. Please consider whether the expected discontinuation of the London Interbank Offered Rate ("LIBOR") should be included as principal risk for Highland/iBoxx Senior Loan ETF in the Fund's summary prospectus. If not, please explain why not. If applicable, please include specific disclosure to describe how the discontinuation of LIBOR could (a) affect the liquidity of investments in instruments that pay interest at rates based on LIBOR without fallback conditions of how interest will

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be determined if LIBOR is not published, and/or (b) impact the value of fund investments that reference LIBOR.

Response: The Registrant notes the following risk disclosure related to the uncertainty surrounding LIBOR is currently reflected in the Highland/iBoxx Senior Loan ETF statutory prospectus [and undertakes to include it in the Fund's summary prospectus at the next annual update]:

"On July 27, 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. Due to this announcement, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the financial instruments in which the Fund invests cannot yet be determined."

The Registrant continues to monitor developments relating to the discontinuation of LIBOR, but due to the present uncertainty of the future of LIBOR and any potential replacement rate, the Registrant cannot currently estimate any effects on the liquidity and/or value of investments in 2021. The Registrant undertakes to include substantially similar disclosure in the next annual report, as applicable.

SEC Comment 11. Please confirm whether Highland/iBoxx Senior Loan ETF invests in covenant-light loans. If so, please describe such loans and the associated risks of investing in them.

Response: As of June 30, 2019, SNLN did not hold covenant-light positions.

SEC Comment 12. The Staff notes that Highland Global Allocation Fund, in its annual report on Form N- CSR for the period ending September 30, 2019, included under "Note 7. Advisory, Administration, Service and Distribution, Trustee, and Other Fees" a paragraph title "Other Transactions with the Investment Adviser" which details amounts paid to the Fund by the Adviser in connection with a valuation correction of the Fund's investment in equity issued by TerreStar Corporation ("Terrestar"). This paragraph also states that "All daily NAVs published between March 2018 and January 2019 that were materially affected by the valuation correction will be restated after the completion of the Fund's annual audit."

The Staff notes that Highland Opportunistic Credit Fund is also invested in equity issued by TerreStar. Please advise how Highland Opportunistic Credit Fund became comfortable with the current audit without similarly assessing the prior impact of the Terrestar valuation error.

Response: The prior impact of the Terrestar valuation error was assessed for Highland Opportunistic Credit Fund similarly to Highland Global Allocation Fund. The impact of the error was reimbursed in full by the Adviser, but was proportionately smaller for Highland Opportunistic Credit Fund and did not rise to the level of materiality sufficient to provide its own footnote disclosure in the Fund's June 30, 2019 annual report.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

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cc:Lauren Thedford, Esq.

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Summary report:

Litera® Change-Pro for Word 10.5.0.0 Document comparison done on

2/11/2020 3:21:27 PM

Style name: KL Standard

Intelligent Table Comparison: Active

Original DMS:

iw://USEDMS.IMANAGE.KLDOMAIN.COM/USE_Active01/304132807/4

Modified DMS:

iw://USEDMS.IMANAGE.KLDOMAIN.COM/USE_Active01/304132807/5

Changes:

Add	14
~~Delete~~	7
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Table Insert	0
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